February 16, 2022

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn:    Melissa Kindelan
    Christine Dietz
    Division of Corporation Finance
    Office of Technology

    Re:    Lightspeed Commerce Inc.
        Form 40-F for the fiscal year ended March 31, 2021
        Filed May 20, 2021
        File No. 001-39498

Dear Ms. Kindelan and Ms. Dietz:

    In your comment letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated February 14, 2022, you requested that we respond to your comments regarding Lightspeed Commerce Inc.’s (the “Company”) Form 40-F for the Fiscal Year Ended March 31, 2021 (File No. 001-39498) within ten business days or advise you when we would provide a response.

    The Company is in the process of preparing a response to the Comment Letter and, as discussed by telephone with the Staff on February 16, 2022, respectfully requests an extension of an additional 10 business days so that we may devote the appropriate amount of time and resources to ensure a sufficient response. The Company plans to provide a response to the Comment Letter on or before March 15, 2022.

    Thank you for your consideration of the requested extension. Please telephone the Company's outside counsel, John Zelenbaba, of Skadden, Arps, Slate, Meagher & Flom LLP, at 647-539-9561, if you have any questions or need any additional information.

Yours very truly,
Lightspeed Commerce Inc.

/s/ Brandon Nussey
Brandon Nussey
Chief Financial and Operations Officer

cc:    Ryan Dzierniejko (Skadden, Arps, Slate, Meagher & Flom LLP)